Advisor Managed Portfolios

Fee Waiver Agreement

August 28, 2025

THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between Advisor Managed Portfolios (the “Trust”), a Delaware statutory trust, on behalf of its series LionShares U.S. Equity Total Return ETF (the “Fund”), and LionShares LLC (the “Advisor”), the Fund’s investment adviser.

WHEREAS, the Advisor has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the fee paid by the Fund to the Advisor;

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.FEE WAIVER. The Advisor agrees to a reduction in the Fund’s unitary management fee to 0.0449% (the “Reduced Fee”) of the Fund’s average daily net assets effective as of the date first written above.
2.TERM. The Reduced Fee shall remain in effect from the date first written above until at least September 1, 2026 unless sooner terminated as provided herein.
3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees (the “Board”) of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.
4.ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
5.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
6.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

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[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

Advisor Managed Portfolios on behalf of LionShares U.S. Equity Total Return ETF		LionShares LLC

By:	/s/ Russell Simon	By:	/s/ Sofia Massie
Name:	Russell Simon	Name:	Sofia Massie
Title:	President	Title:	Chief Executive Officer

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